UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Maxwell Shoe Company Inc.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    577766108
                                 (CUSIP Number)


             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                February 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 577766108                                            Page 2 of 6 Pages
-------------------                                            -----------------



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L. P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            52,520
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             52,520
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,520 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.06

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 6 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 577766108                                            Page 3 of 6 Pages
-------------------                                            -----------------



--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L. P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            48,480
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             48,480
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        48,480 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 3 of 6 Pages)

                        AMENDMENT NO. 1 TO SCHEDULE 13D


-------------------                                            -----------------
CUSIP No. 577766108                                            Page 4 of 6 Pages
-------------------                                            -----------------



--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: None



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            25,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             25,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,100 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .99

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 4 of 6 Pages)

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


Item 1. Security and Issuer.

     This statement relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Maxwell Shoe Company Inc. (the "Issuer"). The Issuer's principal executive offices are located at 101 Sprague Street, Readville (Boston), MA 02137.

Item 2. Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L. P., and Wynnefield Small Cap Value, L. P. I, limited partnerships formed under the laws of the State of Delaware (the "Partnerships") and Wynnefield Small Cap Value Offshore Fund Ltd., an Exempted Company formed under the laws of the Cayman Islands (the "Offshore Fund"). The principal business of the Partnerships and the Offshore Fund is investments. The address of the principal offices of the Partnerships is One Penn Plaza, Suite 4720, New York, New York 10119 and the address of the principal offices of the Offshore Fund is c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM") is the general partner of each of the Partnerships. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM, and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are acting as the managing members of WCM and managing investments of the Partnerships. Messrs. Obus, Landes and Melnick are also the executive officers of Wynnefield Capital Inc. ("Capital"), a corporation organized under the laws of Delaware. Capital is the investment manager of the Offshore Fund.

     During the past five years, neither the Partnerships, the Offshore Fund, WCM, Capital, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     Not applicable.

                               (Page 5 of 6 Pages)

Item 5. Interest in Securities of the Issuer.

     On February 25, 1998, the Partnerships sold an aggregate of 46,000 shares of Class A Common Stock, thereby reducing the number of shares owned by them and the Offshore Fund to 126,100 shares, which represent less than 5% of the Class A common stock of the Issuer outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     None

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this amended statement is true, complete and correct.

    March 3, 1998
      (Date)


                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By:  /s/ NELSON OBUS
                                       ----------------------------------------
                                       Nelson Obus, General Partner



                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By:  /s/ NELSON OBUS
                                       ----------------------------------------
                                       Nelson Obus, General Partner



                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.

                                   By  /s/  JOSHUA  LANDES
                                        ---------------------------------------
                                       Joshua Landes, Director